Exhibit 99.92

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
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Consent of Independent Auditors
The Board of Directors
Theratechnologies Inc.
We consent to the use in this registration statement on Form 40-F of Theratechnologies Inc. (the “Company”) of our reports dated:
i)	February 8, 2011 with respect to the consolidated statements of financial position of the Company as at November 30, 2010 and 2009 and December 1, 2008, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended November 30, 2010 and 2009;

ii)	January 22, 2010 (except for note 15 A which is as of February 10, 2010) with respect to the consolidated balance sheets of the Company as at November 30, 2009 and 2008 and the consolidated statements of earnings, comprehensive loss, shareholders’ equity and cash flows for the years then ended each of which is contained in this registration statement on Form 40-F of the Company.
/s/ KPMG LLP
Chartered Accountants
Montréal, Canada
June 13, 2011
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.